July 6, 2022

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	HireQuest, Inc. Registration Statement on Form S-3 Filed May 25, 2022 File No. 333-265212

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 PM EDT on July 8, 2022, or as soon thereafter as is practicable.

Very truly yours,

HireQuest, Inc.

By:  /s/ John D. McAnnar

Name:  John D. McAnnar

Title: Chief Legal Officer